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                               January 20, 2022

       Xianfeng Yang
       Chief Executive Officer
       BIT Mining Limited
       Units 813&815, Level 8, Core F, Cyberport 3
       100 Cyberport Road
       Hong Kong

                                                        Re: BIT Mining Limited
                                                            Amendment No. 6 to
Registration Statement on Form F-3
                                                            Filed January 7,
2022
                                                            File No. 333-258329

       Dear Mr. Yang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2022 letter.

       Amendment No. 6 to Registration Statement on Form F-3

       Our Company, page 5

   1. We note your response to prior comment 2 and your statement that, other than Bitcoin,
                                                        Ethereum and Dogecoin,
you do not mine or hold any other type of cryptocurrencies that represents greater than
1% of the Company   s total assets as of September 30, 2021.
                                                        Please disclose a
complete list of all mined digital assets and identify each specific digital asset, other than
Bitcoin, Ethereum, and Dogecoin, that you hold that represents greater than 1% of your total
assets, in each case as of the date of the prospectus.
 Xianfeng Yang
FirstName
BIT MiningLastNameXianfeng  Yang
            Limited
Comapany
January 20,NameBIT
           2022     Mining Limited
January
Page 2 20, 2022 Page 2
FirstName LastName
       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Ke Li, Esq.